FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                         No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                         No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                         No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Annual Report on Corporate Governance – Financial year 2008	1

ANNUAL REPORT ON CORPORATE GOVERNANCE
LISTED COMPANIES
ISSUER’S IDENTIFICATION DETAILS
DATE OF FINANCIAL YEAR ENDED 31/12/08
TAX ID CODE:
A28015865
Company Name: TELEFÓNICA, S.A.

MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED COMPANIES
For a full understanding of this model and the subsequent drafting of the report, please read the instructions for its completion provided at the end of this report.
A	SHAREHOLDING STRUCTURE
A.1	Fill in the following table regarding the company’s share capital:

Date of latest			Number of voting
change	Share capital (€)	No. of shares	rights
07/18/08	4,704,996,485.00	4,704,996,485	4,704,996,485
Please state whether there are different classes of shares, with different associated rights:
No
A.2	Please list the direct and indirect holders of significant shareholdings in your organization at financial year end, excluding members of its Board of Directors:

Name or company	Number of direct	Number of indirect voting	% of total voting
name of shareholder	voting rights	rights (*)	rights
Banco Bilbao Vizcaya Argentaria, S.A.	243,243,144	20,728	5.170
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	160,312	235,720,481	5.013

	Through: name or
Name or company name	company name of	Number of direct	% of total voting
of indirect shareholder	direct shareholder	voting rights	rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	20,728	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Criteria CaixaCorp, S.A.	235,720,481	5.010

Please state the most significant movements in the shareholding structure during the financial year:
A.3	Please fill in the following tables regarding members of the Board of Directors of the company who hold voting rights on company shares:

Name or company	Number of direct voting	Number of indirect voting	% of total voting
name of director	rights	rights (*)	rights
César Alierta Izuel	3,837,003	78,000	0.083
Isidro Fainé Casas	311,966	0	0.007
Vitalino Manuel Nafría Aznar	11,300	0	0.000
Julio Linares López	185,922	1,840	0.004
Alfonso Ferrari Herrero	569,563	20,800	0.013
Antonio Massanell Lavilla	2,274	0	0.000
Carlos Colomer Casellas	564	63,190	0.001
David Arculus	10,500	0	0.000
Francisco Javier de Paz Mancho	1,000	0	0.000
Gonzalo Hinojosa Fernández de Angulo	85,476	436,000	0.011
José Fernando de Almansa Moreno-Barreda	19,349	0	0.000
José María Abril Pérez	300	18,402	0.000
José María Álvarez-Pallete López	134,481	1,036	0.003
Luiz Fernando Furlán	100	0	0.000
María Eva Castillo Sanz	58,450	0	0.001
Pablo Isla Álvarez de Tejera	8,601	0	0.000
Peter Erskine	69,259	0	0.001

	Through: Name or	Number of
Name or company name of	company name of direct	direct voting	% of total voting
indirect shareholder	shareholder	rights	rights
César Alierta Izuel	Grupo Arce de Inversiones, S.A. SICAV	78,000	0.002
Julio Linares López	Judbem de Inversiones, S.A. SICAV	1,700	0.000
Julio Linares López	María Jesús Romaña Pescador	140	0.000
Gonzalo Hinojosa Fernández de Angulo	Eletres, S.L.	436,000	0.009
Carlos Colomer Casellas	Ahorro Bursátil, S.A. SICAV	49,920	0.001
José María Álvarez-Pallete López	Alvaro Álvarez-Pallete Samaniego	302	0.000
Carlos Colomer Casellas	Inversiones Mobiliarias Urquiola S.A. SICAV	13,270	0.000
Alfonso Ferrari Herrero	Inversiones Singladura, S.A. SICAV	20,800	0.000
José María Álvarez-Pallete López	José María Álvarez-Pallete Samaniego	432	0.000
José María Abril Pérez	María Teresa Arandia Urigüen	18,402	0.000
José María Álvarez-Pallete López	Purificación Samaniego Linares	302	0.000

Total % of voting rights held by the Board of Directors	0.126
Please fill in the following tables regarding members of the Board of Directors of the company holding company share options:

Name or
company				% of total
name of	Number of direct	Number of indirect	Equivalent number of	voting
director	share option rights	share option rights	shares	rights
César Alierta Izuel	394,240	0	394,240	0.008
César Alierta Izuel 2	10,200,000	0	0	0.217
Julio Linares López	224,375	0	224,375	0.005
Alfonso Ferrari Herrero	485,000	0	0	0.010
José María Álvarez-Pallete López	183,202	0	183,202	0.004

A.4
Where applicable, please state any family, commercial, contractual or corporate relationships between owners of significant shareholdings, as far as the Company is aware, unless of little relevance or ensuing from ordinary trading or exchange:

A.5
Where applicable, please state any commercial, contractual or corporate relationships between owners of significant shareholdings and the company and/or its group, unless of little relevance or ensuing from ordinary trading or exchange:

Name or company name of
related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.

Joint shareholding with Telefónica, S.A. in Mobipay Internacional, S.A.
A.6
Please indicate any shareholders’ agreements reported to the company subject to article 112 of the Securities Market Law. Please provide a brief description of the agreement and list the shareholders involved:

No
Please indicate any concerted actions among company shareholders of which the company is aware. If any, please provide a brief description:
No
Please state explicitly any change in or break-up of said concerted actions or agreements that has taken place during the financial year:
A.7	Please state whether there is any person or organization that exercises or may exercise control over the company pursuant to Article 4 of the Securities Market Law. If so, please specify:
No

A.8	Please fill in the following tables regarding the company’s treasury stock:
At financial year end:

Number of shares held	Number of shares held indirectly
directly	(*)	Total % of share capital
125,561,011	0	2.669

(*)	Through:

Total:	0
Please list any significant variations that may have occurred during the financial year, in accordance with Royal Decree 1362/2007:

	Total number of
Date of	direct shares	Total number of indirect
notification	acquired	shares acquired	Total % of share capital
03/17/08	48,842,100	0	1.016
07/17/08	48,824,503	0	1.014
11/03/08	49,626,522	0	1.057

Gain / (Loss) from sale of treasury stock during the period (thousands €)	83
A.9.	Please detail the conditions and effective term of any authorization(s) conferred by the General Shareholder’s Meeting to the Board of Directors to purchase and/or transfer treasury stock.

The Ordinary General Shareholders’ Meeting of Telefónica, at its session held on 22 April 2008 solved to renew the authorization granted by the GSM of 21 June 2006, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, as set forth in Articles 75 and following, and in the additional provision one, section 2, of the current Spanish Companies Law (LSA for its acronym in Spanish), the acquisition, at any moment and as many times as considered necessary by Telefónica, S.A. — either directly or through any of the subsidiary companies of which it is the controlling company — of fully paid treasury stock, through a purchase-sale transaction or for any other legal valuable consideration.

The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

Said authorization is granted for a period of 18 months, as from the date of the current Annual General Shareholders’ Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorization, added to that already held by Telefónica, S.A. and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which Telefónica, S.A. shares are listed.

It is expressly noted that the authorization granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of shares of Telefónica, S.A. which the Company must deliver or transfer to its directors or employees, or to those of the companies in its Group, directly or as a consequence of them having exercised their option rights, within the framework of the remuneration systems linked to the market value of the company shares, duly approved.

To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included herein, enabling the Board of Directors to delegate in the Executive Committee, the Executive Chairman of the Board or any other person expressly empowered by the Board to this effect.

The unexecuted part of the resolution adopted by the Company’s Ordinary General Shareholders’ Meeting of May 10, 2007, in relation to point V of the Agenda of this same Meeting, shall remain null and void.”

A.10	Please indicate any restrictions under law or the company bylaws regarding the exercise of voting rights and any legal restrictions regarding the acquisition and/or transfer of company stock.

Indicate any legal restrictions on exercising voting rights:
No

Maximum percentage of voting rights a shareholder may exercise by legal restriction	0
Please state whether they are any restrictions in the company bylaws with regard to the exercise of voting rights:
Yes

Maximum percentage of voting rights a shareholder may exercise, according to restrictions established in the Company’s bylaws.	10.000
Description of legal and company bylaws’ restrictions regarding the exercise of voting rights
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
Please state whether there are any legal restrictions regarding the acquisition or transfer of company stock:
No
A.11	Please state whether the General Shareholders’ Meeting has agreed to adopt measures to neutralize a public purchase offer by virtue of Law 6/2007.
No
If so, please explain the measures approved and the terms of inefficiency of the restrictions:
B	STRUCTURE OF CORPORATE ADMINISTRATION
B.1	Board of Directors
B.1.1	Detail the maximum and minimum number of directorships established under the bylaws

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following table with the Board members:

Name or
company name	Represented	Position on the	Date of first	Date of last	Election
of director	by	Board	appointment	appointment	procedure
César Alierta Izuel	—	Chairman	01/29/97	05/10/07	Vote at General Shareholders’ Meeting
Isidro Fainé Casas	—	Vice Chairman	01/26/94	06/21/06	Vote at General Shareholders’ Meeting
Vitalino Manuel Nafría Aznar	—	Vice Chairman	12/21/05	06/21/06	Vote at General Shareholders’ Meeting
Julio Linares López	—	Chief Operating Officer	12/21/05	06/21/06	Vote at General Shareholders’ Meeting
Alfonso Ferrari Herrero	—	Director	03/28/01	06/21/06	Vote at General Shareholders’ Meeting
Antonio Massanell Lavilla	—	Director	04/21/95	06/21/06	Vote at General Shareholders’ Meeting
Carlos Colomer Casellas	—	Director	03/28/01	06/21/06	Vote at General Shareholders’ Meeting
David Arculus	—	Director	01/25/06	06/21/06	Vote at General Shareholders’ Meeting
Francisco Javier de Paz Mancho	—	Director	12/19/07	04/22/08	Vote at General Shareholders’ Meeting
Gonzalo Hinojosa Fernández de Angulo	—	Director	04/12/02	05/10/07	Vote at General Shareholders’ Meeting
José Fernando de Almansa Moreno-Barreda	—	Director	02/26/03	04/22/08	Vote at General Shareholders’ Meeting
José María Abril Pérez	—	Director	07/25/07	04/22/08	Vote at General Shareholders’ Meeting
José María Álvarez-Pallete López	—	Director	07/26/06	05/10/07	Vote at General Shareholders’ Meeting
Luiz Fernando Furlán	—	Director	01/23/08	04/22/08	Vote at General Shareholders’ Meeting
María Eva Castillo Sanz		Director	01/23/08	04/22/08	Vote at General Shareholders’ Meeting
Pablo Isla Álvarez de Tejera	—	Director	04/12/02	05/10/07	Vote at General Shareholders’ Meeting
Peter Erskine	—	Director	01/25/06	06/21/06	Vote at General Shareholders’ Meeting

Total Number of Directors	17

Please indicate any members who have left the Board during this period:

Name or company name of	Type of directorship at time of	Date of
director	leaving	leaving
Manuel Pizarro Moreno	Independent	01/23/08
Antonio Viana-Baptista	Executive	01/23/08
B.1.3	Fill in the following tables regarding the Board members and their different directorships:
EXECUTIVE DIRECTORS

Name or company name of	Committee proposing	Post held in the
director	appointment	company
César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Julio Linares López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (COO)
José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	General Manager of Telefónica Latinoamérica

Total number of executive directors	3
% of total number of members of Board	17.647
EXTERNAL PROPRIETARY DIRECTORS

Name or company
name of significant
shareholder
represented or who
Name or company name of	Committee proposing	proposed the
director	appointment	appointment
Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, la Caixa
Vitalino Manuel Nafría Aznar	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, la Caixa
José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.

Total number of proprietary directors	4
% of the Board	23.529

EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.

Carlos Colomer Casellas	Economics Degree. Chairman of the Colomer Group.

David Arculus	Engineering and Economics Degree. Director of Telefónica Europe, Plc. and Pearson, Plc. Chairman of the Royal Institution of Great Britain.

Francisco Javier de Paz Mancho	Information and Advertising Degree. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.

Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.

Luiz Fernando Furlán	Degrees in Chemical Engineering and Business Administration, specializing in Financial Administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.

María Eva Castillo Sanz	Degrees in Business, Economics and Law. Head of Merrill Lynch’s Global Wealth Management business operations in Europe, the Middle East, & Africa.

Pablo Isla Álvarez de Tejera	Law Degree. Member of the Body of State Lawyers (on leave of absence). First Vice Chairman and CEO of Inditex, S.A.

Total number of independent directors	8
% of the Board	47.059

OTHER EXTERNAL DIRECTORS

Name or company name of director	Committee proposing appointment
José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee

Peter Erskine	Nominating, Compensation and Corporate Governance Committee

Total number of other external directors	2
% of the Board	11.765
List the reasons why they cannot be considered proprietary or independent and their relationship with the company, Board members or shareholders:

Company, director or
Name or company		shareholder with whom
name of director	Reasons	relationship is held
Peter Erskine	On 31 December 2007, Peter Erskine relinquished his executive functions in the Telefónica Group. Therefore his classification has been changed from Executive Director to Other External Director.	Telefónica, S.A.

José Fernando de Almansa Moreno-Barreda	Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on 26 February 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.	Alternate Director of BBVA Bancomer México, S.A. de C.V.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of Other External Directors, for the following reasons:

• He is an Alternate Director (independent and non-proprietary) of BBVA Bancomer México, S.A. de C.V., and has never held an executive role.

• Until March 2008, he was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., of Group BBVA.

Please indicate any variations that have occurred in the type of directorship held by each director during the period:

Name or company name of director	Date of change	Previous type	Current type
Peter Erskine	12/31/07	Executive	Other External
B.1.4	Please explain, if applicable, the reasons why proprietary directors have been appointed at the request of shareholders whose stake is less than 5% of the share capital:

Please indicate whether any formal requests for inclusion in the Board from other shareholders with a stake the same or larger than the others at whose requests proprietary directors have been appointed, have been dismissed. If so, please explain the reasons why the requests have been dismissed:

No
B.1.5
Please indicate whether any director has left his/her position on the board before the end of his/her mandate, whether he/she explained their reasons to the Board, and by which means, and in the case that the explanation was provided in writing to all the Board, please explain below, at least the reasons given by the director:

Yes

Name of director	Reason for leaving
Antonio Viana-Baptista	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 23 January, 2008.

Manuel Pizarro Moreno	Handed in voluntary resignation verbally to the Chairman of the Board of Directors, citing personal reasons. The rest of the Board was duly notified at the meeting held on 23 January, 2008.

B.1.6	Indicate, if applicable, any powers delegated to the Managing Director(s):
•	César Alierta Izuel — Executive Chairman (Chief Executive Officer):

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company By-Laws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate. Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) the general policies and strategies of the Company; (ii) the evaluation of the Board, its Committees and its Chairman; (iii) the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and (iv) strategic investments.

•	Julio Linares López — Chief Operating Officer:

The Chief Operating Officer has been delegated those powers of the Board of Directors related with the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, by the Company By-Laws or by the Regulations of the Board of Directors.

B.1.7	Identify any board members holding senior management or directorships in other companies belonging to the listed company’s group:

Name or company name of director	Corporate name of the group company	Position
Julio Linares López	Telefónica de España, S.A.U.	Director
	Telefónica Europe, Plc.	Director
	Telefónica Móviles España, S.A.U.	Director

	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director
Alfonso Ferrari Herrero	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles Chile, S.A.	Director

David Arculus	Telefónica Europe, Plc.	Director

Francisco Javier de Paz Mancho	Atento Holding, Inversiones y Teleservicios, S.A.	Non-executive Chairman
	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica Internacional, S.A.U.	Director

José Fernando de Almansa Moreno-Barreda	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional, S.A.U.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

José María Álvarez-Pallete López	Brasilcel, N.V.	Chairman of Supervisory Board
	Colombia Telecomunicaciones, S.A. ESP	Director
	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director
	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telefónica DataCorp, S.A.U.	Director
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Internacional Chile, S.A.	Director
	Telefónica Internacional, S.A.U.	Executive Chairman
	Telefónica Larga Distancia de Puerto Rico, Inc.	Director
	Telefónica Móviles Chile, S.A.	Acting Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
	Telefónica USA, Inc.	Director

Luiz Fernando Furlán	Telecomunicaçoes de Sao Paulo, S.A.	Director

Peter Erskine	Telefónica Europe, Plc.	Director

B.1.8
List any company board members who are also members of the board(s) of directors in other companies listed on official securities markets in Spain, other than your own group, that have been reported to the company:

Name or company name of director	Company name of listed company	Position
Isidro Fainé Casas	Criteria CaixaCorp, S.A.	Director
	Abertis Infraestructuras, S.A.	Chairman
	Repsol YPF, S.A.	2nd Vice Chairman

Carlos Colomer Casellas	Indo Internacional, S.A.	Director
	Inversiones Mobiliarias Urquiola S.A. SICAV	Chairman
	Ahorro Bursátil, S.A. SICAV	Chairman

Gonzalo Hinojosa Fernández de Angulo	Dinamia Capital Privado, S.A., SCR	Director

Pablo Isla Alvarez de Tejera	Inditex, S.A.	Vice Chairman-Chief Executive Officer
B.1.9	Please indicate whether, and if so, explain, the company has established rules regarding the number of Boards its directors can belong to:
Yes
Explanation of rules
The Nominating, Compensation and Corporate Governance Committee establishes as one of the obligations of the Directors (Article 29 of the Regulations of the Board of Directors) that Directors must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors
In addition (Article 32.g of the Regulations of the Board of Directors), the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, may forbid Directors from holding significant positions within entities that are competitors of the Company or of any of the companies in its Group.
B.1.10	In accordance with recommendation number 8 of the Unified Code, please indicate the general policies and strategies of the company which must be approved by the Board in full:

The investment and financing policy	Yes

The definition of the structure of the group of companies	Yes

The corporate governance policy	Yes

The corporate social responsibility policy	Yes

The strategic or business Plan, as well as the management aims and annual budgets	Yes

The remuneration policy and performance assessment of senior management	Yes

The policy of risk management and control, as well as the periodic monitoring of the internal information and control systems	Yes

Policy on dividends, treasury and, specifically, on the limits to apply.	Yes

B.1.11	Please fill in the following tables regarding the accrued aggregate remuneration of Directors during the financial year:
a)	In the company subject of this report:

Remuneration item	Thousand euros
Fixed remuneration	8,298
Variable remuneration	6,409
Attendance fees	215
Token Payments	0
Stock options and/or other financial instruments	0
Other	1,602
TOTAL:	16,524

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	18
Pension Plans and Funds: Commitments	0
Life Insurance premiums	59
Guarantees constituted by the company in favor of directors	0
b)	For belonging to other Boards of Directors and/or senior management of group companies:

Remuneration item	Thousand euros
Fixed remuneration	2,678
Variable remuneration	1,477
Attendance fees	0
Token Payments	0
Stock options and/or other financial instruments	0
Other	353
TOTAL	4,508

Other Benefits	Thousand euros
Advances	0
Loans granted	0
Pension Plans and Funds: Contributions	7
Pension Plans and Funds: Commitments	0
Life Insurance premiums	12
Guarantees constituted by the company in favor of directors	0
c)	Total remuneration by type of directorship:

Type of director	By company	By group
Executive	12,698	3,264
External Proprietary	1,201	0
External Independent	2,128	760
Other external	497	484
Total	16,524	4,508
d)	With regard to the profit attributed to the controlling company:

Total directors’ remuneration (thousand euros)	21,032
Total directors’ remuneration/benefits attributed to the controlling company (in %)	0.3
B.1.12	Please identify the members of senior management who are not also executive directors and indicate total remuneration accruing to them during the year:

Name or company name	Position
Santiago Fernández Valbuena	General Manager of Finance and Corporate Development

Luis Abril Pérez	Technical General Secretary to the Chairman

Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and of the Board of Directors

Calixto Ríos Pérez	Internal Auditing Manager

Guillermo Ansaldo Lutz	General Manager Telefónica España

Matthew Key	General Manager Telefónica España

Total remuneration of senior management (thousand euros)	14,135

B.1.13
Identify in aggregate terms any guarantees or “golden parachute” clauses in case of dismissal or changes in control benefiting senior managers (including executive directors) of the company or its group. Indicate whether these contracts must be reported to and/or approved by the governing bodies of the company or its group:

Number of beneficiaries	9

General Shareholders’
	Board of Directors	Meeting
Body authorizing the clauses	Yes	No

Is the General Shareholders’ Meeting informed of these clauses?	Yes
B.1.14	Indicate the process for establishing board members’ remuneration and any relevant clauses in the Bylaws.
Process for establishing board members’ remuneration and any relevant clauses in the By-laws
In accordance with Article 28 of the By-Laws, Directors’ compensation shall consist of a fixed and specific monthly remuneration and of fees for attending meetings of the Board of Directors and the executive and advisory Committees thereof. The compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on 11 April 2003 fixed the maximum gross annual sum for remuneration to the Board of Directors at 6 million euros.
The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.
In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the By-Laws and following a report of the Nominating, Compensation and Corporate Governance Committee.
In accordance with Article 5 of this same regulatory text, the Board of Directors expressly reserves the power to approve both the Directors’ compensation policy and the decisions related thereof.

The Nominating, Compensation and Corporate Governance Committee has the following competencies (Article 22 of the Regulations of the Board of Directors):
•	To propose to the Board of Directors the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•
To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
Additionally, apart from such remuneration as is provided for under the previous section, other remuneration systems may be established that may either be indexed to the market value of the shares, or consist of stock or of stock options for the Directors. The application of said remuneration systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the stock options, the term of such remuneration system and such other terms and conditions as deemed appropriate.
The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration for whatever executive or advisory services they may provide for the Company other than such supervisory and decision-making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.
Please state whether the Board in full has reserved the right to approve the following decisions:

At the proposal of the company’s chief executive, the appointment and removal of senior officers, and their termination clauses.	Yes

Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and the approval of their contracts.	Yes
B.1.15	Please state whether the Board of Directors approves a detailed remuneration policy and specify the matters on which it issues an opinion:
Yes

Amount of fixed remuneration items, with breakdown, if applicable of allowances for belonging to the Board and its Committees and an estimate of the resulting fixed annual remuneration	Yes

Variable remuneration items	Yes

Main characteristics of the benefits system, with an estimate of their amount or equivalent annual cost.	Yes

Conditions that must be respected in contracts of those who exercise senior management functions as executive directors	Yes
B.1.16
Please state whether the Board puts to vote at the General Shareholders’ Meeting, as a separate point in the order of the day, and for consultation purposes, a report on the board member remuneration policies. If applicable, explain the aspects of the report with regard to the remuneration policy approved by the Board for future years, the most significant changes of said policies with regard to that applied during this financial year and a global summary of how the remuneration policy was applied during the financial year. Please provide details of the role played by the Compensation Committee and, if external advice was sought, the identity of the external consultants who provided said advice:

No
Role played by Compensation Committee
•	To propose to the Board of Directors, in the framework established in the Company By-Laws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
The report regarding the Director compensation policy of Telefónica, S.A. deals with the following:
•	Aims of remuneration policy.

•	Detailed structure of remuneration.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic conditions of contracts of Executive Directors.

•	Remuneration performance.

•	Process of drawing up remuneration policy.

Was external advice sought?	Yes
Identify the external consultants	Towers Perrin
B.1.17
Indicate the identity of any board members who sit on board(s) of directors or hold senior management posts in companies having significant shareholdings in the listed company and/or its group companies:

Name or company name of	Company name of significant
director	shareholder	Position
Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Director of Criteria CaixaCorp, S.A.

Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Director of Boursorama, S.A.
Executive Deputy General Manager of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Executive Chairman of Serveis Informátics la Caixa, S.A. (SIIK)
Director of e-la Caixa 1, S.A.
Director of Espacio Pyme, S.A.
Director of Port Aventura, S.A.

José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer México, S.A. de C.V.

Please detail, if applicable, any relevant relationships other than those mentioned in the previous paragraph, of the members of the Board of Directors whereby they are related with significant shareholders and/or companies of the group:

Name or company name	Name or company name of
of director with	significant shareholder
relationship	with relationship	Description of relationship
Vitalino Manuel Nafría Aznar	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Retail Banking Manager for Spain and Portugal.

José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
B.1.18	Please indicate whether there have been any changes to the Board regulations during the financial year:
Yes
Description of changes
The Board of Directors, at its meeting held on February 27, 2008, approved a new amendment of the Regulations of the Board of Directors, which affects only the composition of the Board Committees listed below. Specifically, it affects, the maximum number of Directors each may contain. In all cases the minimum number of Directors necessary for each Committee is three, and it is a requirement that a majority of them are external Directors.
•	Regulation Committee (Article 23)

•	Human Resources and Corporate Reputation and Responsibility Committee (Article 24)

•	Service Quality and Customer Service Committee (Article 25)

•	International Affairs Committee (Article 26)
Them main justification for this change is the need to provide the Board of Directors with more flexibility as regards the maximum number of members that should form part of each of the Committees at any given time, being able to establish the composition of the committees in the manner it deems most convenient, on the basis of the powers and duties assigned to each of them.
These modifications were notified to the CNMV and inscribed in the Mercantile Register of Madrid on April 2, 2008.
B.1.19	Indicate any procedures for appointment, re-election, assessment and removal of Directors. List the competent bodies, the steps to be followed and the criteria to be applied in each of the procedures.
Appointment
Telefónica’s By-Laws establish that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the provisions set out in the Spanish Companies Law and in the Company By-Laws, fill vacant positions temporarily by interim appointment.

It is only on certain occasions that the Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.
In all other cases, the proposed appointments must follow the procedure set out in the Regulations of the Board of Directors, and must be preceded by the relevant favorable report from the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal.
Thus, in accordance with the duties assigned to the Nominating, Compensation and Corporate Governance Committee, it should report, with objectivity and in line with social interests, the proposals for nominating, re-electing and removal of Company Directors, assessing the necessary competencies, knowledge and experience of the candidates to cover the vacancies.
In line with the provisions of the Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors.. In addition, the Board shall ensure that the total number of independent Directors represents at least one-third of the total number of members of the Board.
Likewise, the type of directorship of each Director will be explained by the Board of Directors before the General Shareholders’ Meeting that must carry out or ratify their appointment. The type of directorship will be revised on an annual basis by the Board, subsequent to the verification by the Nominating, Compensation and Corporate Governance Committee, providing information of this in the Annual Corporate Governance Report.
In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.
Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee will ensure, within the scope of their competencies, that the election of whoever has been proposed for the post of Director corresponds to people of recognized solvency, competence and experience, who are willing to devote the time and effort necessary to carrying out their functions, it being essential to be rigorous in the election of those people called to cover the posts of independent Directors.
Re-election
Directors shall serve in their position for a period of five years. They may be re-elected one or more times to terms of the same duration.
As with proposals for appointment, proposals for re-election of Directors must be preceded by the relevant favorable report issued by the Nominating, Compensation and Corporate Governance Committee, and, in the case of independent Directors, by the corresponding proposal.

Assessment
In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.
In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.
Removal
Directors shall cease to hold office when the term for which they were appointed elapses, or when such removal is resolved by the General Shareholders’ Meeting, in the exercise of the powers granted to this body by law.
The Board of Directors will not propose the removal of any independent Director before the established period for which they were nominated has been completed, save in cases of fair cause, as judged by the Board subsequent to a report by the Nominating, Compensation and Corporate Governance Committee. In particular, it will be deemed that there is fair cause when the Director has failed to comply with the duties inherent to their post.
The removal of independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the company’s capital structure.
B.1.20	Indicate under what circumstances directors are obliged to resign.
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:
a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.
b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.
c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.
d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
The conditions listed above under Recommendation B.1.19 “Removal” must also be taken into consideration.

B.1.21	Explain whether the duties of the chief executive officer fall upon the Chairman of the Board. If so, indicate the measures taken to limit the risk of the accumulation of powers in a single person:
Yes
Measures to limit risks
•
Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.

•
Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•
The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to note that the Chairman does not hold the casting vote within the Board of Directors.

•
The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Julio Linares López Chief Operating Officer of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units.

Please indicate and, if applicable, explain, whether regulations have been established enabling one of the independent directors to request that a Board Meeting be called or to include new points in the order of the day, to coordinate and reflect the concerns of external directors and direct the assessment by the Board of Directors
No

B.1.22	Are qualified majorities other than those established by law, required for certain decisions?
No
Indicate how the Board of Directors adopts resolutions, including at least the minimum quorum of attendees and the types of majorities required to pass resolutions:

Adoption of resolutions
Description of resolution	Quorum	Type of Majority
All resolutions	Personal or proxy attendance of one half plus one of all Directors.
Resolutions shall in all cases be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company By-Laws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Committee, in accordance with the requirements explained in the following section.

B.1.23	Explain whether there are other requirements, other than those for Directors, for being appointed Chairman.
Yes
Description of requirements
In order for a Director to be appointed Chairman, he/she must have been a member of the Board for at least three years prior to such appointment. However, this requirement shall not be applicable if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

B.1.24	Indicate whether the Chairman has the casting vote:
No
B.1.25	Please indicate whether the Company Bylaws or the Board regulations establish an age limit for Directors:
No

Age limit for Chairman	Age limit for CEO	Age limit for Directors
0	0	0
B.1.26	Please indicate whether the Company Bylaws or the Board Regulations establish a limit on the term of office of independent Directors:
No

Maximum number of years in office	0
B.1.27	When women directors are few or non existent, state the reasons for this situation and the measures taken to correct it.
Explanation of reasons and measures
The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.
Specifically, please indicate whether the Nominating and Compensation Committee has established procedures to ensure that the selection processes are not implicitly biased against the selection of female directors and that they deliberately seek female candidates that meet the required profile:
Yes
Description of the main procedures
Article 10.3 of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company.
B.1.28	Indicate whether there are formal processes for proxy voting in the Board of Directors. If so, please describe briefly.
In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as the extent practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.
B.1.29	Indicate the number of meetings held by the Board of Directors during the financial year. Likewise, indicate the number of times, if any, the Board has met in the absence of its Chairman:

Number of Board meetings	11
Number of Board meetings held in the absence of its chairman	0

Indicate the number of Board Committees meetings held during the financial year:

Number of Executive or Delegated Commission meetings	18
Number of Audit Committee meetings	12
Number of Nominating and Compensation Committee meetings	9
Number of Nominating Committee meetings	0
Number of Remuneration Committee meetings	0
B.1.30	Please state the number of Board meetings held during the financial year in which all its members did not attend. Representatives sent without specific instructions count towards the final count:

Number of absences of board members during the year	1
% of absences with regard to total number of votes during the exercise	0.534
B.1.31	Indicate whether the individual and consolidated accounts are certified prior to their presentation to the Board of Directors for their approval:
No
Identify, if applicable, the person(s) certifying the individual and consolidated accounts for their formulation by the Board:
B.1.32
Explain the mechanisms, if any, established by the Board of Directors to ensure the individual and consolidated accounts are not presented at the General Shareholders’ Meeting with qualifications in the auditor’s report.

Through the Audit and Control Committee, the Board of Directors plays an essential role supervising the preparation of the Company financial information, controlling and coordinating the various players that participate in this process.
In this regard, and in order to achieve this objective, the Audit and Control Committee’s work addresses the following basic questions:
(i) to know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.

(ii) to ensure the independence of the External Auditor, supervising their work and acting as a channel of communication between the Board of Directors and the External Auditor, as well as between the External Auditor and the Company management team;
(iii) to supervise the internal audit services; and, in particular:
a)	To ensure the independence and efficiency of the internal audit function
b)	To propose the selection, appointment and removal of the person responsible for the internal audit;
c)	To propose the budget for such service;
d)	To review the internal audit work plan and its annual activities report;
e)	To receive periodic information of its activities; and
f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held twelve (12) meetings in the course of 2008.
Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and at the Committee’s request, other members of the Company management team and that of its subsidiary companies have also been called to Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and controlling areas, as well as those in charge of internal audits, are often convened to participate in these meetings. The members of the Committee have held separate meetings with each of these when it was deemed such a measure was necessary to closely monitor the preparation of the Company’s financial information.
Notwithstanding the above, Article 41 of the Regulations of the Board of Directors stipulates that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.
B.1.33	Is the secretary of the Board a director?
No

B.1.34
Explain the procedures for the appointment and removal of the Secretary of the Board, stating whether their appointment and removal have been reported by the Nominating Committee and approved in full by the Board.

Procedure of appointment and removal
In accordance with Article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving the removal thereof.

Does the Nominating Committee notify the appointment?	Yes
Does the Nominating Committee notify the removal?	Yes
Does the Board in full approve the appointment?	Yes
Does the Board in full approve the removal?	Yes
Is the secretary of the Board responsible for safeguarding the good governance recommendations?
Yes
Comments
In any case, the Secretary of the Board shall attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the By-Laws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (Article 15 of the Regulations of the Board of Directors).
B.1.35	Please state the mechanisms, if any, established by the company to preserve the independence of the auditor, of financial analysts, investment banks and rating agencies.
With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors stipulates that the Board of Directors shall, through the Audit and Control Committee, establish a stable, professional relation with the Company’s Auditor, strictly respecting the independence thereof. Thus, one of the fundamental duties of the Audit and Control Committee is to “maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof”.
In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, where appropriate, appropriate terms of for the hiring thereof, the scope of its professional engagement and revocation or renewal of its appointment.

Likewise, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most relevant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information that affect relevant elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.
In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the external Company Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law (in its version established in Law 44/2002 of 22 November, on Financial System Reform Measures) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, weighing the situations that may jeopardize independence of the Company Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. Thus, the Company reports the fees paid to the external Company Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with the legislation in effect.
B.1.36	Please state whether during the financial year, the Company has changed external auditor. Is so, please specify the incoming and outgoing auditors:
No

Outgoing Auditor	Incoming Auditor
In the case that there were discrepancies with the outgoing auditor, please explain the content of said discrepancies:
No

B.1.37
Please indicate whether the auditing firm does non-audit work for the company and/or its group. If so, state the fees it receives for such work and the percentage represented by such fees of the total fees invoices by the company and/or its group:

Yes

	Company	Group	Total
Amount from non-audit work (thousand euros)	0	14	14
Amount from non-audit work / total amount invoiced by the auditing firm (in %)	0	0.067	0.058
B.1.38
Indicate whether the audit report of the previous year’s annual accounts is qualified or has reservations. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

No
B.1.39
Please state how many consecutive years the current auditing firm has been auditing the annual accounts of the company and/or its group. In addition, indicate how many years the current auditing firm has been auditing the accounts as a percentage of the total number of years over which the annual accounts have been audited:

	Company	Group
Number of consecutive years	4	4

	Company	Group
Number of years audited by current auditing firm/number of years the company accounts have been audited (in %)	15.4	22.2

B.1.40
Please list the stock holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activities of the company and/or its group, and which have been reported to the company. In addition, list the posts or duties they hold in such companies:

	Corporate name of
Name or company name	the company in
of director	question	% share	Post or Duties
Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.002	Chairman

David Arculus	BT Group Plc.	0.000	—
	British Sky Broadcasting Group Plc.	0.000	—
B.1.41	Please indicate and, where appropriate, explain any procedures through which Directors may receive external advice:
Yes
Details of procedure
Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. Such engagement must necessarily be related to specific problems of certain significance and complexity that arise in the performance of their duties.
The Chairman of the Company must be informed of the decision to retain such services, which shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.
B.1.42	Indicate whether there are procedures for Directors to receive the information they need in sufficient time to prepare for the meetings of the governing bodies:
Yes
Details of procedure
The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the sessions of the Board and its Committees, with sufficient time. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information — except in absolutely exceptional cases.
In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, Directors are sent the documentation relating to the meetings with sufficient time. Such information is subsequently completed by the written documentation and presentations handed to the Directors during the session itself.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and committee meetings to explain the matters within their competencies.
Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors have the broadest powers to obtain information on any aspect of the Company, to examine its books, records, documents and other background information on corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.
B.1.43
Please state whether, and if so provide corresponding details, the company has established rules by which the directors must notify and, if applicable, resign in those cases in which they are at risk of damaging the good name and reputation of the company:

Yes
Explanation of rules
In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.
Likewise, Article 32. h) of the Regulations stipulates that Directors must report to the Board any circumstances related to them that might damage the credit and reputation of the Company as soon as possible.

B.1.44	Indicate whether any director has notified the company that he has been indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law:
Yes

Name of Director	Criminal proceedings	Comments
César Alierta Izuel	Summary Proceedings 7721/2002 Magistrate’s Court number 32 of Madrid
Please indicate whether the Board of Directors has analyzed the case. If the answer is yes, please explain in a reasoned manner the decision made with regard to whether or not the director should continue holding their post.
Yes

Decision adopted	Reasoned explanation
May continue	There have been no circumstances that merit the adoption of any action or decision to this regard.
B.2.	Board of Directors Committees
B.2.1	List of all Board of Directors Committees and their members:
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Director	Position	Type
Alfonso Ferrari Herrero	Chairman	Independent
Carlos Colomer Casellas	Member	Independent
Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Pablo Isla Álvarez de Tejera	Member	Independent
Peter Erskine	Member	Other External
AUDIT AND CONTROL COMMITTEE

Director	Position	Type
Alfonso Ferrari Herrero	Member	Independent
Antonio Massanell Lavilla	Member	Proprietary
Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Vitalino Manuel Nafría Aznar	Member	Proprietary

HUMAN RESOURCES, CORPORATE REPUTATION AND RESPONSIBILITY COMMITTEE

Director	Position	Type
Francisco Javier de Paz Mancho	Chairman	Independent
Alfonso Ferrari Herrero	Member	Independent
Antonio Massanell Lavilla	Member	Proprietary
Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Pablo Isla Álvarez de Tejera	Member	Independent
Vitalino Manuel Nafría Aznar	Member	Proprietary
REGULATION COMMITTEE

Director	Position	Type
Pablo Isla Álvarez de Tejera	Chairman	Independent
Alfonso Ferrari Herrero	Member	Independent
David Arculus	Member	Independent
Francisco Javier de Paz Mancho	Member	Independent
José Fernando de Almansa Moreno-Barreda	Member	Other External
Vitalino Manuel Nafría Aznar	Member	Proprietary
SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Director	Position	Type
Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Antonio Massanell Lavilla	Member	Proprietary
Carlos Colomer Casellas	Member	Independent
Pablo Isla Álvarez de Tejera	Member	Independent
INTERNATIONAL AFFAIRS COMMITTEE

Director	Position	Type
José Fernando de Almansa Moreno-Barreda	Chairman	Other External
Alfonso Ferrari Herrero	Member	Independent
David Arculus	Member	Independent
Francisco Javier de Paz Mancho	Member	Independent
Gonzalo Hinojosa Fernández de Angulo	Member	Independent
José María Abril Pérez	Member	Proprietary
Luiz Fernando Furlán	Member	Independent
Vitalino Manuel Nafría Aznar	Member	Proprietary

EXECUTIVE COMMITTEE

Director	Position	Type
César Alierta Izuel	Chairman	Executive
Isidro Fainé Casas	Vice Chairman	Proprietary
Alfonso Ferrari Herrero	Member	Independent
Carlos Colomer Casellas	Member	Independent
Francisco Javier de Paz Mancho	Member	Independent
Gonzalo Hinojosa Fernández de Angulo	Member	Independent
José María Abril Pérez	Member	Proprietary
Julio Linares López	Member	Executive
Peter Erskine	Member	Other External
STRATEGIC COMMITTEE

Director	Position	Type
Peter Erskine	Chairman	Other External
Gonzalo Hinojosa Fernández de Angulo	Member	Independent
José Fernando de Almansa Moreno-Barreda	Member	Other External
María Eva Castillo Sanz	Member	Independent
INNOVATION COMMITTEE

Director	Position	Type
Carlos Colomer Casellas	Chairman	Independent
Antonio Massanell Lavilla	Member	Proprietary
Julio Linares López	Member	Executive
Pablo Isla Álvarez de Tejera	Member	Independent
Peter Erskine	Member	Other External

B.2.2	Please state whether any of the following duties are responsibility of the Audit Committee:

To supervise the process of preparation and the integrity of the financial information regarding the company and, if applicable, the group, revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and the correct application of the accounting criteria.
Yes

To periodically revise the internal control and risk management systems so that the main risks are identified, managed and notified correctly.	Yes

To safeguard the independence and efficacy of the internal auditing function; to propose the selection, appointment, re-election and removal of the head of internal auditing; to propose the budget of that service; to receive periodic information regarding its activities; and to verify that the senior management bears in mind the conclusions and recommendations of its reports.
Yes

To establish and supervise a mechanism by which the employees may notify, confidentially and, if deemed appropriate, anonymously, any irregularities that are potentially significant, especially financial and accounting irregularities, that they may detect in the company.
Yes

To submit to the Board proposals of selection, appointment, re-election and replacement of the external auditor, as well as the corresponding engagement conditions.	Yes

To receive regularly from the external auditor information regarding the auditing plan and the results of its execution, and to verify that the senior management takes into account its recommendations.
Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, to encourage the group auditor to assume the responsibility for the audits of the companies it comprises.	Yes
B.2.3	Describe the organizational and operational rules and responsibilities attributed to each of the Board Committees.
International Affairs Committee.
a)	Composition.
The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties.
Notwithstanding other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:
(i)	To pay special attention to institutional relations in the countries companies of the Telefónica Group do business.

(ii)	To review important issues affecting it at international or economic integration organizations and forums.

(iii)	To review regulatory and competition issues and alliances.

(iv)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.

c)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the International Affairs Committee in order to properly exercise its duties.
Audit and Control Committee.
Pursuant to the provisions set out in Article 31 bis of the Company By-Laws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:
a)	Composition.
The Audit and Control Committee shall consist of not less than three nor more than five Directors appointed by the Board of Directors. All Committee members shall be external Directors. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after the passage of one year from the date when he ceased to hold office.

b) Powers and duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:
1)	To report, through its Chairman, at the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;
2)
To propose to the Board of Directors, for submission to the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 204 of the Spanish Companies Law, as well as, where appropriate, terms of the hiring thereof, the scope of its professional engagement and the revocation or renewal of such appointment;

3)	To supervise the internal audit services and, in particular:
a)	To ensure the independence and efficiency of the internal audit function;
b)	To propose the selection, appointment and removal of the person responsible for the internal audit;
c)	To propose the budget for such service;
d)	To review the internal audit work plan and its annual activities report;
e)	To receive periodic information of its activities; and
f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.
4)	To know the process for gathering financial information and the internal control systems. With respect thereto:
a)
To supervise the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	To propose to the Board of Directors the risk management and control policy.
5)
To establish and supervise a mechanism that allows employees to confidentially communicate and anonymously report potentially significant irregularities particularly any financial or accounting irregularities detected within the Company.

6)
To maintain relations with the Auditor in order to receive information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and to receive information from and maintain the communications with the Auditor provided for in auditing legislation and in technical auditing regulations.

c)	Operation.
The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.
In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.
d)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Audit and Control Committee in order to properly exercise its duties.
Service Quality and Customer Service Committee.
a)	Composition.
The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.
b)	Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:
(i)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.
(ii)	To evaluate levels of customer service provided by such companies.

c)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Service Quality and Customer Service Committee in order to properly exercise its duties.
Strategic Committee.
a)	Composition.
The Board of Directors shall determine the number of members of this Committee. The Chairman of the Strategic Committee shall be appointed from amongst its members.
b)	Duties.
Without prejudice to any other duties that the Board of Directors may assign thereto, the primary duty of the Strategic Committee shall be to support the Board of Directors in the analysis and follow-up of the global strategy policy of the Telefónica Group.
c)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Strategic Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Strategic Committee in order to properly exercise its duties.

Innovation Committee.
a)	Composition.
The Board of Directors shall determine the number of members of this Committee.
The Chairman of the Innovation Committee shall be appointed from amongst its members.
b)	Duties.
The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation, performing an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Telefónica Group.
c)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Innovation Committee in order to properly exercise its duties.
Nominating, Compensation and Corporate Governance Committee.
a)	Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of no less than three nor more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.
b)	Powers and duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Nominating, Compensation and Corporate Governance Committee shall have the following powers and duties:
1)
To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)
To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of the Regulations of the Board.
4)	To report on the periodic assessment of the performance of the Chairman of the Board of Directors.
5)
To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)
To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)
To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.
9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.
10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.
c)	Operation.
In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.
d)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.

The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Nominating, Compensation and Corporate Governance Committee in order to properly exercise its duties.
Human Resources, Corporate Reputation and Responsibility Committee.
a)	Composition.
The Human Resources, Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Human Resources, Corporate Reputation and Responsibility Committee shall be appointed from among its members.
b)	Powers and duties.
Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:
(i)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.
(ii)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of such Group.
c)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Human Resources, Corporate Reputation and Responsibility Committee in order to properly exercise its duties.

Regulation Committee.
a)	Composition.
The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.
The Chairman of the Regulation Committee shall be appointed from among its members.
b)	Powers and duties.
Without prejudice to other duties that the Board of Directors may assign thereto, the Regulation Committee shall have at least the following duties:
(i)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.
(ii)
To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report.
As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b 3) of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and the periods of time in which these actions will be completed.
The Committee also draws up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Regulation Committee in order to properly exercise its duties.
Executive Commission
a)	Composition.
The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board shall seek to have external or non-executive Directors constitute a majority over the executive Directors.
In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.
b)	Operation.
The Executive Commission shall meet whenever called by the Chairman, and normally meet every fifteen days.
The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.
Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.
c)	Relationship with the Board of Directors.
As per Article 19 b) 3., the Board of Directors is informed of the issues discussed by the Executive Commission in order to properly exercise its duties.
B.2.4	Indicate any advisory and consulting powers and, where applicable, the powers delegated to each of the committees:

Committee Name	Brief description
International Affairs Committee	Advisory and Control Committee

Audit and Control Committee	Advisory and Control Committee

Service Quality and Customer Service Committee	Advisory and Control Committee

Strategic Committee	Advisory and Control Committee

Innovation Committee	Advisory and Control Committee

Nominating, Compensation and Corporate Governance Committee	Advisory and Control Committee

Human Resources, Corporate Reputation and Responsibility Committee	Advisory and Control Committee

Regulation Committee	Advisory and Control Committee

Executive Commission	Corporate Body with general decision-making powers and express delegation of all the powers attributed to the Board of Directors, except those that cannot be delegated by law, bylaws or regulations.

B.2.5
Indicate, if applicable, any regulations governing the Board committees, where they are made available for consultation and any amendments to the same made during the financial year. Indicate whether any annual report has been voluntarily drawn up on the activities of each committee.

International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. Besides this, the Audit and Control Committee is also specifically regulated in Article 31 bis of the By-Laws. These documents are available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Strategic Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Innovation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Nominating, Compensation and Corporate Governance Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Human Resources, Corporate Reputation and Responsibility Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Regulation Committee
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.
As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.
Executive Commission
The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 31 of the By-Laws. These documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the Board of the different types of Directors, on the basis of their type:
Yes
C	RELATED-PARTY TRANSACTIONS
C.1
Please state whether the Board in full has reserved the right to approve, upon receipt of a report in favor from the Audit Committee or any other Committee entrusted with doing so, the transactions that the company carried out with directors, significant shareholders or shareholders represented on the Board, or with people related with them:

Yes
C.2	List any relevant transactions entailing a transfer of resources or obligations between the company or its group companies and the significant shareholders in the company:

Name or	Name or corporate
company name of	name of the
significant	company or unit of	Nature of	Type of	Amount
shareholder	its group	relationship	transaction	(thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessee)	15,349
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	359
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	7,952
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees received	2,917
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	4,245
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments/ Guarantees cancelled	3

Name or	Name or corporate
company name of	name of the
significant	company or unit of	Nature of	Type of	Amount
shareholder	its group	relationship	transaction	(thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessee)	1,676
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Rendering of services	179,099
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	300
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	11,598
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance revenue	25,179
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements: capital contributions and loans (lender)	142,229
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	188,504
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments undertaken	159,148
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Financial expenses	33,974
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	632
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Amortization or cancellation of loans and finance leases (lessee)	3,962
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other benefits paid	278,957
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements: capital contributions and loans (lender)	212,905
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance revenue	16,862

Name or	Name or corporate
company name of	name of the
significant	company or unit of	Nature of	Type of	Amount
shareholder	its group	relationship	transaction	(thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	12,641
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	247,900
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends received	33,680
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Financial expenses	14,321
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments undertaken	6,770,484
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	645,635
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance revenue	43,900
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements: capital contributions and loans (lender)	367,699
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other benefits paid	236,599
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	17
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	7,978
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees received	1,189
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	12,145
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees	966

Name or	Name or corporate
company name of	name of the
significant	company or unit of	Nature of	Type of	Amount
shareholder	its group	relationship	transaction	(thousand euros)
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	35,905
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Rendering of services	50,248
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessee)	397
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Financial expenses	1,287
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance revenue	8
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance leases (lessee)	4
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	28,266
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other income	813

C.3	List any relevant transactions entailing a transfer of resources or obligations between the Company or its group companies and the Company’s managers or Directors:

C.4
List any relevant transaction undertaken by the Company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose object and conditions set them apart from the Company’s habitual trading:

C.5	identify, where appropriate, any conflicts of interest affecting company Directors pursuant to Article 127 of the Companies Law.
No
C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the Company and/or its group, and its Directors, management or significant shareholders.

The Company policy has established the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:

• With respect to the Directors, Article 32 of the Regulations of the Board of Directors stipulates that Directors must inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors must refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations stipulate that no Director may directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of its Group, if such transactions are unrelated to the ordinary course of business of the Company or are not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.

• With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the Companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

• With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons must inform the Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Are more than one of the Group companies listed in Spain?
No
Please specify the subsidiary companies listed in Spain:
D	RISK CONTROL SYSTEMS
D.1
Provide a general description of risk policy in the Company and/or its group, detailing and evaluating the risks covered by the system, as well as an explanation of how far these systems match the profile of each type of risk.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. It therefore monitors this risk using a Corporate Risk Model (based at the time on COSO I), which has in turn become the new Risk Management Model (based on COSO II) which will be applied regularly and uniformly across the Group companies. The new Model enables the Company to assess both the impact and the probability of all the risks which may affect the Telefónica Group happening. As mentioned above, this is based on the systems proposed in the COSO I and COSO II reports (Committee of Sponsoring Organizations of the Treadway Commission), which establish an integrated Internal and Risk Management framework. The new Risk Management Model is currently being rolled out across the various Telefónica Group companies.

One of the features of this Model is that the Group has a map identifying any risks that require specific control and monitoring according to their importance. Likewise, the Model matrix includes the operational processes in which each of the risks considered is managed, in order to evaluate the control systems established and to be reasonably sure that such risks will not arise.

In accordance with the new Model, and based on best practices in risk management, the following risk categories have been identified:
I. Business Risk – this is the possible loss of value or earnings as a result of strategic uncertainty, changes in the business, competition and market scenario, or changes in the legal framework. For example, the threat from a new competitor or technological changes.
II. Financial Risk – this is the possible loss of value or earnings as a result of adverse movements in financial variables and the inability of a company to meet its obligations or convert its assets into cash. For example, exchange rate fluctuations.
III. Credit Risk – this is the possible loss of value or earnings as a result of counterparty’s failure to meet its contractual obligations. For example, delinquent customers and distributors.
IV. Operational Risk – this is the possible loss of value or earnings as a result of events caused by inadequacies or failures in processes, human resources, business teams and IT systems, or due to external factors. For example, measurement or billing errors.
Additionally, a global risks category has been included, which is wider in scope than the other four categories.
V. Global Risks – this is the possible loss of value or earnings as a result of events which affect the Telefónica Group as a whole with regard to social responsibility, reputation, and corporate identity, and deficient management of innovation and transformation, among others.
•
On the other hand, and part of the Telefónica Group’s risk control policy, there is an internal control framework. Its main objectives, in line with the COSO I and II models, are as follows: i) efficacy and efficiency of its operation; ii) safeguard of its assets; iii) reliability of financial information; and iv) compliance with laws and regulations.

•	Also, and in addition to the controls established in each of the Company’s operational processes, the Group has the following specific control elements:
*
An Internal Auditing structure covering the entire Telefónica Group, which carries out its duties in accordance with the professional regulations and criteria of the International Institute of Internal Auditors. It must be pointed out that Telefónica is the first Spanish company to obtain the certification of quality awarded by said Institute.

*
The Company’s Financial Statements, and those of all the main companies of the Group are verified by an External Auditor. In addition, the External Auditor is commissioned to make recommendations regarding internal control for the main Companies.

•
Likewise, for the establishment of appropriate and standardized control systems, the Telefónica Group has a set of regulations by means of which basic control aspects are regulated. These regulations include the following:

(i)	Control regulations regarding the process of drafting the financial – accounting information.

(ii)	Regulations governing control of Company information and its financial/accounting information system:

(iii)	Regulations regarding external representation and the relationship between Group companies.
(iv)	Regulations governing environmental minimums:

With regard to the use of funds by the Company, the Group has an Intervention Unit responsible for controlling the use of funds, and whose duties are, among others, the control of the use of the funds, control of travel and representation expenses and the implementation of basic controls in the greater risk processes. The Group’s main companies also have Budgetary and Management Control Units.
•	The Telefónica Group has Units that control certain specific risks. More specifically, all those related with Risks and Insurance, Reputation, Regulation, Quality, and Human Resources (labor risks).

•	As Telefónica is listed on the New York Stock Exchange, it must comply with the requirements established by the Sarbanes-Oxley Act and its related regulations.

In particular, a review is carried out of the efficacy of the internal financial reporting controls, both in the process of preparing the accounting statements, and in the main processes that enter information into the accounting system. This practice is a requirement for Telefónica S.A. and for other companies of the Group, as “SEC registrants”.

The results of the 2007 assessment were included in the 20-F Form of Telefónica, S.A., sent to the SEC on May 19, 2008. The report declared the existence of an effective internal control of financial reporting, with no material weaknesses. This was subsequently verified by the Company’s auditor.

•
In addition, since 2005 an incident reporting channel is in place, created by the Audit and Control Committee of the Board of Directors, whose aim is that any employee of the Telefónica Group can report, completely anonymously if so required, with regard to situations related to the internal control of financial statements, accounting statements or accounts auditing.

Lastly, in 2006 the Board of Directors of the Company approved the unification of the Codes of Ethics of the Group’s different companies in a new Business Principles Code, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees. It is worth noting that in 2008, the Code of Conduct for the Financial Departments (which is obligatory for compliance with the Sarbanes-Oxley Act) which is applicable to the Telefónica Group, was incorporated into the abovementioned Business Principles Code.
D.2
Please state whether, during the financial year, any of the different types of risk affecting the company and/or its group (operational, technological, financial, legal, reputational, fiscal...) have materialized:

No
If so, please state the circumstances that led to the risk and whether the established control mechanisms proved to be effective.

D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.
Yes
If so, please explain its duties.

Name of Committee or Body	Description of Duties
Audit and Control Committee
The Board of Directors of Telefónica S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company By-Laws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Finance and Corporate Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company By-Laws of Telefónica S.A. (Article 31 bis), and in the Regulations of the Board of Directors (Article 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Please identify and describe the processes for compliance with the regulations applicable to the Company and/or its group.

The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Amongst the basic objectives of the internal control model described above is compliance with those laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has Units exercising specific control over this type of risks, especially through its legal services and in the areas of corporate regulation in the Group companies.

E	THE GENERAL SHAREHOLDERS’ MEETING
E.1	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company Bylaws. Describe any difference from the minimum regime set out in the Companies Law.
No

	% of quorum different from that	% of quorum different from that
	established in art. 102 of the	established in art. 103 of the
	Companies Law for general cases	Companies Law for special cases
Quorum required for 1st call to meeting	0	0
Quorum required for 2nd call to meeting	0	0
E.2	Please state whether there are, and if applicable provide details, of any rules governing the adoption of corporate resolutions established in the Companies Law (LSA for its Spanish acronym):
Yes
Describe any differences from the provisions established in the LSA.
Description of differences
Article 21 of the Company By-Laws stipulates that the shareholders acting at a General Shareholders’ Meeting shall adopt their resolutions with the majorities of votes required by Law, cast by the shareholders present in person or by proxy.
Each share whose holder is present at the General Shareholders’ Meeting in person or by proxy shall give the right to one vote, except in the case of non-voting shares, subject to the provisions of Law.

Notwithstanding the provisions of the preceding paragraph, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder.
In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed, and those held by other shareholders that have granted their proxy to the first-mentioned shareholder shall not be computed, without prejudice to the application of the aforementioned limit of 10 percent to each of the shareholders that have granted a proxy.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
For purposes of the provisions contained in the preceding paragraph, the provisions of Section 4 of the current Securities Market Law of July 28, 1998 shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.
Without prejudice to the limitations upon the right to vote described above, all shares present at the Meeting shall be computed for purposes of determining the existence of a quorum in constituting the Meeting, provided, however, that the 10-percent limit on the number of votes established in this article shall apply to such shares at the time of voting.
E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the Companies Law.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the Companies Law.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Office [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Please indicate measures adopted, in any, to encourage shareholder participation in the General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of his/her rights in relation to the sovereign Company body, with particular attention to the right to information and participation in the deliberations and voting, endeavoring to achieve maximum diffusion of the call and proposed resolutions to be submitted to the GSM. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:

*	WEBSITE

Incorporation into the Company website, from the date of publication of the announcement of the call and in addition to the documents and information required by law, of all the information that the company deems appropriate with regards to the aforementioned objectives and in particular, including but not limited to, the following:

a) The text of all the proposed resolutions that are to be submitted to the shareholders at the General Shareholders’ Meeting and that have by then been approved by the Board of Directors, provided however, that the Board of Directors may amend such proposals up to the date of the Meeting when so permitted by the Law.
b) Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.
c) The procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.
d) The means and procedures to grant a proxy for the General Shareholders’ Meeting.
e)	If established, the means and procedures to cast votes from a distance.
f) Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.
The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent to them without charge through the mechanisms established on the website for this purpose.
*	FORMULATION OF SHAREHOLDERS’ SUGGESTIONS
As indicated above and without prejudice to the shareholders’ rights, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Office [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.
Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the GSM, either through the Company website or by calling the toll-free line.
*	PROXY-GRANTING AND REPRESENTATION
The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.5	Please indicate whether the General Shareholders’ Meeting is chaired by the Chairman of the Board. List the measures, if any, adopted to guarantee the independence and correct operation of the GSM:
Yes
Details of measures
The General Shareholders’ Meeting of Telefónica S.A. has established its principles of organization and operation in a set of Regulations, approved by the GSM, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.
As well as at bringing together and organizing in a single text the various aspects relating to the call, organization and conduct of the General Shareholders’ Meeting, the document provides the following mechanisms:
•	Facilitate the exercise by shareholders of their respective rights, in particular, the right to receive information and to participate in the deliberations and voting,

•
Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria and established by the shareholders at the General Shareholders’ Meeting (and by the Board of Directors and the Board Committees).
E.6	Please indicate the amendments, if any, made to the Regulations of the General Shareholders’ Meeting during the year.

In 2008 no amendments were made to the Regulations for the General Shareholders’ Meeting of Telefónica, S.A.

E.7	Please indicate the attendance figures for the General Shareholders’ Meetings held during the financial year this report refers to:

	Attendance figures
	% attending in		% remote voting
GSM Date	person	% by proxy	e-voting	Other	Total
04/22/08	0.208	56.903	0.000		57.111

E.8	Briefly describe the resolutions adopted at the General Shareholders’ Meeting held during the year and the percentage by which each resolution was passed.
Ordinary GSM 22 April 2008

Points					Result
of the	Summary of				of the
Agenda	proposal	Votes in favor	Votes against	Abstentions	vote
I	Approval of the Annual Accounts for Fiscal Year 2007	2,608,848,483 (95.69%)	9,648,212 (0.35%)	107,720,944 (3.95%)	Approved
II.1	Re-election of Fernando de Almansa Moreno-Barreda	2,551,251,753 (93.58%)	50,229,722 (1.84%)	124,736,164 (4.57%)	Approved
II.2	Ratify appointment of José María Abril Pérez	2,568,923,511 (94.23%)	32,111,797 (1.18%)	125,182,331 (4.59%)	Approved
II.3	Ratify appointment of Francisco Javier de Paz Mancho	2,598,876,081 (95.33%)	9,706,313 (0.36%)	117,635,245 (4.31%)	Approved
II.4	Ratify appointment of María Eva Castillo Sanz	2,602,076,919 (95.45%)	6,356,064 (0.23%)	117,784,656 (4.32%)	Approved
II.5	Ratify appointment of Luiz Fernando Furlán	2,602,521,684 (95.46%)	5,907,365 (0.22%)	117,788,590 (4.32%)	Approved
III	Authorization for acquisition of treasury stock, directly or through Group Companies	2,625,577,922 (96.31%)	3,290,093 (0.12%)	97,349,624 (3.57%)	Approved
IV	Reduction of the share capital through the cancellation of treasury stock	2,628,514,211 (96.42%)	242,249 (0.01%)	97,461,179 (3.57%)	Approved
V	Appointment of the Auditors of the Company for Fiscal Year 2008	2,626,442,631 (96.34%)	1,696,893 (0.06%)	98,078,115 (3.60%)	Approved
VI	Delegation of the rights to formalize, interpret, cure and carry out the resolutions adopted by the shareholders at the GSM	2,628,556,394 (96.42%)	276,806 (0.01%)	97,384,439 (3.57%)	Approved
E.9	Please indicate whether the Company Bylaws establish any restrictions with regard to the minimum number shares required to attend the General Shareholders’ Meeting:
Yes

Number of shares required to attend the GSM	300
E.10	Please indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

* Voting by proxy at the GSM:

• Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.

• Shareholders that do not hold the minimum number of shares (300) required to attend the Meeting may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

* Voting instructions:

• The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. If no express instructions are given, it shall be understood that the proxy-holder must vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.

* The party acting as representative:

• If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting.

• In cases in which a public proxy solicitation has been carried out, the Director who obtains such proxy shall be subject to the voting restriction established in Section 114 of the Securities Market Law [Ley del Mercado de Valores] in connection with conflict of interest situations.

Finally, and with a view to facilitating the maximum participation of shareholders, the Regulations of the General Shareholder’s Meeting stipulates that the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

E.11	Please indicate whether the company is aware of the institutional investors’ policy on whether or not to participate in the company’s decision making:
No
E.12	Indicate the address and mode of access to corporate governance content on your website.
Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.es) in the section “Information for Shareholders and Investors” (http://www.telefonica.es/investors/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.
All the available information included on the Company website, except for certain specific documents, is available in three languages: Spanish, Portuguese and English.
F	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of the aforementioned recommendations, explain the recommendations, rules, practices or criteria the company applies.
1.
The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections: A.9 , B.1.22 , B.1.23 and E.1 , E.2.
Explain
In accordance with Article 21 of the Company By-Laws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder. This restriction on the maximum number of votes that each shareholder may cast refers solely to shares held by each such shareholder and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 25 of the By-Laws stipulates that in order to be appointed a Director, it is a requirement to have held for more than three years, a number of shares of the Company representing a nominal value of 3,000 euros which shares the shareholder may not transfer while in office. These requirements shall not apply to persons who, at the time of their appointment, are related to the Company under and employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 26 of the By-Laws stipulates that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

2.	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:
a)	The type of activity they engage in, and any business dealings between them as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.
See sections: C.4 and C.7
Not applicable
3.
Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)
The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation;
Complies

4.
Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies
5.	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:
a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.
See section: E.8
Complies
6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.
See section: E.4
Complies
7.
The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies
8.
The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and in particular:.
i)	The strategic or business plan, management targets and annual budgets;

ii)	Investment and financing policy;

iii)	Design of the structure of the corporate group;

iv)	Corporate governance policy;

v)	Corporate social responsibility policy;

vi)	Remuneration and evaluation of senior officers;

vii)	Risk control and management, and the periodic monitoring of internal information and control systems;

viii)	Dividend policy, as well as the policies and limits applying to treasury stock.
See sections: B.1.10, B.1.13, B.1.14 and D.3
b)	The following decisions:
i)	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.
See section: B.1.14.
ii)	Directors’ remuneration and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.
See section: B.1.14.
iii)	The financial information that all listed companies must periodically disclose.
iv)	Investments or operations considered strategic by virtue of their amount or special characteristics; unless their approval corresponds to the General Shareholders’ Meeting;
v)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).
However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:
1. They are governed by standard form agreements applied on an across-the-board basis to a large number of clients;
2. They go through at market rates, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.
It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.
Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.
See sections: C.1 and C.6
Complies
9.	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer then five and no more than fifteen members.

See section: B.1.1
Explain
The complexity of the organizational structure of the Telefónica Group, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.
In addition, it is important to bear in mind the high number of Committees of the Board of Directors of the Company, which ensures the active participation of all its Directors.
10.
External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections: A.2 , A.3, B.1.3 and B.1.14.
Complies
11.
In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section: B.1.3
Complies
12.
That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:
1	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

2	In companies with a plurality of shareholders represented on the board but not otherwise related.
See sections: B.1.3 , A.2 and A.3
Explain
The aforementioned recommendation number 12 refers to the composition of the group of external members of the Board. As stated in section B.1.3 of this Annual Corporate Governance Report, at December 31, 2008, the group of external Directors of Telefónica, S.A., was composed of 14 members (of a total of 17 Members), of whom four are proprietary Directors, eight are independent and two fall under the “other external Directors” category.
Of the four proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.013% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.170% of the capital stock.
Applying the proportional criteria established in Article 137 of the Spanish Companies Law (to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.
Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.
In this regard, Telefónica is the listed company on Spanish stock exchanges with the highest stock market capitalization, reaching the figure of approximately 74,574 million euros at December 31, 2008, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 3,738 million euros, and that of BBVA is 3,855 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 137 of the Spanish Companies Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.
13.	The number of independent directors should represent at least one third of all board members.
See section: B.1.3
Complies

14.
The nature of each director should be explained to the General Meeting of Shareholders, which shall make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification from the Nomination Committee. The said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorship.

See sections: B.1.3 and B.1.4
Complies
15.
When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;
The company makes a conscious effort to include women with the target profile among the candidates for board places.
See sections: B.1.2, B.1.27 and B.2.3.
Explain
In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to appoint, by means of interim appointment and at the proposal of the Nominating, Compensation and Corporate Governance Committee, María Eva Castillo Sanz as an Independent Member of the Board of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on the April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a period of five years.
Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint María Luz Medrano Aranguren as the Deputy Secretary General and of the Board of Directors of Telefónica.
Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.
Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of female directors, if, within the potential candidates, there are female candidates who meet the professional profile sought at each moment.

16.
The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section: B.1.42
Complies
17.
When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section: B.1.21
Partially complies
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee – who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board .

18.	The Secretary should take care to ensure that the board’s actions:
a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies.

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others.

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.
In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.
See section: B.1.34
Complies

19.
The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section: B.1.29
Complies
20.
Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections: B.1.28 and B.1.30
Complies
21.
When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies
22.	The board in full should evaluate the following points on a yearly basis:
a)	The quality and efficiency of the board’s operation;
b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;
c)	The performance of its committees on the basis of the reports furnished by the same.
See section: B.1.19
Complies
23.
All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section: B.1.42
Complies

24.
All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section: B.1.41
Complies
25.
Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies
26.	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:
a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;
b)	Companies should lay down rules about the number of directorships their board members can hold.
See sections: B.1.8, B.1.9 and B.1.17
Complies
27.
The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.
b)	Subject to a report from the Nomination Committee in all other cases.
See section: B.1.2
Complies
28.	Companies should post the following director particulars on their websites, and keep them permanently updated:
a)	Professional experience and background;
b)	Directorships held in other companies, listed or otherwise;
c)	An indication of the director’s classification as executive, proprietary or independent; in the case of proprietary directors, stating the shareholder they represent or have links with.
d)	The date of their first and subsequent appointments as a company director; and
e)	Shares held in the company and any options on the same.
Complies

29.	Independent directors should not stay on as such for a continuous period of more than 12 years.
See section: B.1.2
Complies
30.
Proprietary directors should resign when the shareholders they represent dispose of the ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections: A.2, A.3 and B.1.2
Complies
31.
The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. n particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III.5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.
See sections: B.1.2, B.1.5 and B.1.26
Complies
32.
Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Law, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The Board should also disclose all such determinations in the Annual Corporate Governance Report.
See sections: B.1.43, B.1.44
Complies

33.
All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.
The terms of this Recommendation should also apply to the Secretary of the board; director or otherwise.
Complies
34.
Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section: B.1.5
Complies
35.	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:
a)	The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to;
b)	Variable components, in particular:
i)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items.
ii)	Performance evaluation criteria used to calculate entitlement to the award of shares or stock options or any performance-related remuneration;
iii)	The main parameters and ground for any system of annual bonuses or other, non cash benefits; and
iv)	An estimate of the sum total of variable payments arising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount of equivalent annual cost,
d)	The conditions to apply to the contracts of executive directors exercising senior management functions. Among them:
i)	Duration:
ii)	Notice periods; and
iii)	Any other clauses covering hiring bonuses, as well as indemnities or ‘golden parachutes’ in the event of early termination of the contractual relation between company and executive director.
See section: B.1.15
Complies
36.
Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.
See sections: A.3 , B.1.3
Complies
37.
External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies
38.	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.
Not applicable
39.
In the case of variable remuneration, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

40.
The board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the questions referred to in Recommendations 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.
The performance of the Remuneration Committee in designing the policy will be reported to the Meeting along with the identity of any external advisors engaged.
See section: B.1.16
Partially complies
On the occasion of the Company’s Ordinary General Shareholders’ Meeting, shareholders shall be delivered, for information purposes, the report regarding the Director compensation policy. In addition, this Report shall be made available to shareholders from the date of publication of the call for the General Meeting.
41.	The notes to the annual accounts should list individual directors’ remuneration in the year, including:
a)	A breakdown of the compensation obtained by each company director, to include where appropriate:
i)	Participation and attendance fees and other fixed director payments;
ii)	Additional compensation for acting as chairman or member of a board committee;
iii)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;
iv)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;
v)	Any severance packages agreed or paid;
vi)	Any compensation they receive as directors of other companies in the group;
vii)	The remuneration executive directors receive in respect of their senior management posts;
viii)
Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options and other share-based instruments, detailing:
i)	Number of shares or options awarded in the year, and the terms set for their execution;
ii)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;
iii)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;
iv)	Any change in the year in the exercise terms of previously awarded options.
c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.
Partially complies
In accordance with Article 28.4 of the Company By-Laws, the Notes to the Financial Statements shall set forth the compensation corresponding to each position or office on the Board and the Committees thereof (Chairman, Vice Chairman, Member). The compensation payable to executive Directors shall be reflected as an aggregate figure, but shall include a breakdown of the different compensation items.
In addition, the complexity of the organizational structure of the Telefónica Group, the variety and nature of the sectors in which it carries out its activity, its multinational nature and its economic and business relevance, justify the fact that said information is included in the mentioned manner, given that its publication in any other way could damage corporate interests.
42.	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the Board itself.
See sections: B.2.1 and B.2.6
Complies
43.	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.
Complies

44.	In addition to the Audit Committee mandatory under the Securities Market Law, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.
The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:
a)
The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)
These committees should be formed exclusively of external directors and have a minimum of three members. This Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.
d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.
e)	Meeting proceedings should be minuted and a copy sent to all board members.
See sections: B.2.1 and B.2.3
Complies
45.
The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies
46.	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.
Complies
47.	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.
Complies
48.
The head of internal audit should present an annual work program to the Audit Committee; report to it directly on any incidents arising during its implementation; and submit an activities report at the end of each year.

Complies

49.	Control and risk management policy should specify at least:
a)
The different types of risk (operational, technological, financial, legal, reputational...) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance-sheet risks;

b)	The determination of the risk level the company sees as acceptable.

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance-sheet risks.
See section: D
Complies
50.	The Audit Committee’s role should be:
1 With respect to internal control and reporting systems:
a)
Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.
c)
Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)
Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2 With respect to the external auditor:
a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms and conditions of his engagement.
b)	Receive regular information from the external auditor on the progress and findings of the audit program, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:
i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.
ii)
The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Committee should investigate the issues giving rise to the resignation of any external auditor.
d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.
See sections: B.1.35, B.2.2, B.2.3 and D.3
Complies
51.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.
Complies
52.	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:
a)
The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)
The creation or acquisition of shares in special purpose vehicles or entities resident in jurisdictions considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.
See sections: B.2.2 and B.2.3
Complies
53.
The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section: B.1.38
Complies

54.	The majority of Nomination Committee members — or Nomination and Remuneration Committee members as the case may be — should be independent directors.
See section: B.2.1
Complies
55.	The Nomination Committee should have the following functions in addition to those stated in earlier recommendations:
a)
Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.
c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.
d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.
See section: B.2.3
Complies
56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.
Any board member may suggest directorship candidates to the Nomination Committee for its consideration.
Complies
57.	The Remuneration Committee should have the following functions in addition to those stated in earlier Recommendations:
a)	Make proposals to the Board of Directors regarding:
i)	The remuneration policy for directors and senior officers;
ii)	The individual remuneration and other contractual conditions of executive directors;

iii)	The standard conditions for senior officer employment contracts.
b)	Oversee compliance with the remuneration policy set by the company.
See sections: B.1.14, B.2.3
Complies

58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.
Complies
G OTHER INFORMATION OF INTEREST
List and explain below the contents of any relevant principles or aspects of corporate governance applied by the company that have not been covered by this report.
GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the Financial Year ended on December 31, 2008, except in those issues in which a different date of reference is specifically mentioned.
• Note 1 to Section A.3.]
It should be noted that among its internal rules the Company has, an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts, whose underlying securities or instruments are issued by the Company.
The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.
• Note 2 to Section A.3.]
On March 5, 2007, the Executive Chairman of the Company, César Alierta Izuel, notified the National Securities Exchange Commission (CNMV) of the purchase of 8,200,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 22 euros. Also, on April 16, 2008, the Executive Chairman of the Company, César Alierta Izuel, notified the National Securities Exchange Commission (CNMV) of the purchase of 2,000,000 European call options on shares of Telefónica, S.A., to be settled by offset, with maturity on March 2, 2011, and an exercise price of 30 euros.
On October 16, 2007, Alfonso Ferrari Herrero notified the Spanish Securities Exchange Commission (CNMV) of the purchase of 485,000 put-warrants on shares of Telefónica, S.A., to be settled by offset, with maturity on October 11, 2010, and an exercise price of 18.4852 euros.
• Note 3 to Section A.5.]
On October 31, 2007, Telefónica de Contenidos, S.A.U. was informed that Banco Bilbao Vizcaya Argentaria, S.A. had formalized on that same date the sale of shares, subject to a condition precedent, by which it sold all its shares in Hispasat, S.A. (a company in which Telefónica de Contenidos, S.A.U. holds a stake) to the company Abertis Telecom, S.A. On July 3, 2008, once the condition precedent was met, the public deed of sale of shares in Hispasat, S.A. between Abertis Telecom, S.A. and Banco Bilbao Vizcaya Argentaria, S.A., among others, was granted.

• Note 4 to Section B.1.8.]
On February 20, 2009, Vitalino Manuel Nafría Aznar was appointed Chairman of the Board of Directors of Metrovacesa, S.A.
• Note 5 to Section B.1.10.]
Although the investment and financing policy is not included literally in Article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.
• Note 6 to Section B.1.11.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2008, below is provided the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2008.
Remuneration of Telefónica, S.A.’s directors is governed by Article 28 of the By-Laws, which states that the compensation amount that the Company may pay to all of its directors shall be fixed by the shareholders at the General Shareholders’ Meeting which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Executive and Advisory or Control Committees of the Board. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Advisory or Control committees. In this respect, it was also agreed that from September 2007, executive member of the Board would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The fixed amounts established for membership to Telefónica Board of Directors, Executive Commission and the executive and advisory or control committees of the Board are as follows.

		Executive	Advisory or Control
Position	Board of Directors	Commission	Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(Euros)
In addition, the amounts paid for attendance to each of the Advisory Committee meetings is 1,250 euros.
Total compensation paid to Telefónica directors for discharging their duties in 2008 amounted to 3,922,333 euros in fixed compensation and 215,000 thousand euros in fees for attending the Advisory or Control Committee meetings of the Board. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,349,794 euros. In addition, the Company directors who are members of the regional advisory committees (Andalusia, Catalonia and Valencia) and the Telefónica Corporate University Advisory Council, received a total of 88,750 euros in 2008.

The following table presents the breakdown by item of the compensation and benefits paid to individual Telefónica directors for discharging their duties in 2008:

			Other Board
			Committees
	Board of	Executive	Fixed	Attendance
Board members	Directors	Commission	payment	fees	TOTAL
Chairman
César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen
Isidro Fainé Casas	250,000	100,000	—	—	350,000
Vitalino Manuel Nafría Aznar	250,000	—	51,334	30,000	331,334

Members
Julio Linares López	—	—	—	—	—
José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	—	42,000	11,250	203,250
José María Álvarez-Pallete López	—	—	—	—	—
David Arculus	150,000	—	23,333	6,250	179,583
Eva Castillo Sanz	137,500	—	—	—	137,500
Carlos Colomer Casellas	150,000	100,000	36,167	11,250	297,417
Peter Erskine	150,000	100,000	17,500	8,750	276,250
Alfonso Ferrari Herrero	150,000	108,333	82,833	37,500	378,666
Luiz Fernando Furlán	137,500	—	11,667	5,000	154,167
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	84,000	43,750	377,750
Pablo Isla Álvarez de Tejera	150,000	—	72,333	18,750	241,083
Antonio Massanell Lavilla	150,000	—	47,833	30,000	227,833
Francisco Javier de Paz Mancho	150,000	100,000	56,000	11,250	317,250

TOTAL	2,575,000	808,333	539,000	215,000	4,137,333
(Amounts in euros)

(*)	Alfonso Ferrari Herrero was appointed member of the Executive Commission on December 19, 2007 and therefore the compensation for that month is included in the table.
In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2008
ITEM	(euros)
Salaries	5,704,005

Variable compensation (1)	7,885,683

Compensation in kind (2)	76,746

Contributions to pension plans	25,444

(1)
“Variable compensation” in 2008 includes a multi-year variable payment (“Extraordinary Cash Incentive Program”) of 2,075,189 euros for 2005, 2006 and 2007 related to the fulfillment of certain targets and operating and business metrics established for the entire Group for 2005-2007. This payment was made in the first half of 2008.

(2)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).

In addition, with respect to the Pension Plan for Senior Executive Officers, the total amount of contributions made by the Telefónica Group in 2008 in respect of executive directors was 1,860,754 euros.
In addition, related to the “Performance Share Plan” approved at the Ordinary General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the first, second and third phases of the Plan will be given (on July 1, 2009, July 1, 2010 and July 1, 2011) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: for César Alierta Izuel, 129,183, 116,239 and 148,818 shares respectively; for Julio Linares López 65,472, 57,437 and 101,466 shares, respectively; for José María Álvarez-Pallete López 62,354, 53,204 and 67,644 shares, respectively).
It should be noted that the non-executive directors do not receive and did not receive in 2008 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2008 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.
Finally, in 2008 Antonio Viana-Baptista, who stepped down from his executive duties on January 31, received 8,584,000 euros of severance in accordance with Clause Nine, section 1 of his senior management contract dated October 21, 1998. Mr. Viana-Baptista also received an amount of 3,289,972 euros in 2008 for the following items: (i) fixed and variable compensation; (ii) compensation in kind; (iii) long-service bonus he was entitled to receive in 2008 and accrued in the preceding three years, and (iv) settlement of accrued credits and similar receivable.
• Note 7 to Section B.1.11.]
Subsection b). The “Fixed Remuneration” item includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.
• Note 8 to Section B.1.12.]
In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2008, below is provided the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2008.
The six senior executives of the Company, excluding those that are also members of the Board of Directors, received a total for all items -including the Extraordinary Cash Incentive Program indicated above- in 2008 of 13,223,911 euros. In addition, the contributions by the Telefónica Group in 2008 with respect to the Pension Plan for these directors amounted to 911,041 euros.
Furthermore, the maximum number of shares corresponding to the first, second and third phases of the “Performance Share Plan” assigned to all the Company’ senior executives is 157,046 shares for the first phase, 130,911 shares for the second phase and 306,115 shares for the third phase.
(*) For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.
• Note 9 to Section B.1.21.]
Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:
•
In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•
Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee — who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

• Note 10 to Section B.1.29.]
In 2008 the other Board Committees held the following meetings:
•	Human Resources, Corporate Reputation and Responsibility Committee: 5

•	Regulation Committee: 4

•	Service Quality and Customer Service Committee: 5

•	International Affairs Committee: 4

•	Innovation Committee (created July 30, 2008): 2

•	Strategic Committee (created December 17, 2008): as this committee was only created in December 2008, no meetings were held that year.
• Note 11 to Section B.1.31.]
In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), which is filed with the “Securities and Exchange Commission”, is certified by the Executive Chairman of the Company, César Alierta Izuel, and by the CFO, Santiago Fernández Valbuena. This certification is made after the Financial Statements have been formulated by the Board of Directors of the Company.
• Note 12 to Section B.1.39.]
The first financial year audited by an external auditing company was 1983. Prior to that, the balance sheets were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the date taken as the base for the calculation of the percentage in the case of audits of the Individual Financial Statements of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first financial year in which Consolidated Financial Statements for the Telefónica Group were published.
• Note 13 to Section C.2.]
The transactions included in this section under “Commitments Undertaken” with Banco Bilbao Vizcaya Argentaria, S.A., are derivatives transactions.
This section may include any other relevant, but not reiterative information, clarification or detail related to previous sections of the report.
Specifically, indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when this is different from that required for this report.

Binding definition of independent director:
List any independent directors who have or have had a relationship with the company, its significant shareholders or managers, which are of a sufficiently significant nature or important to determine that the directors may not be deemed independent as per the definition included in point 5 of the Unified Good Governance Code:
No
This annual corporate governance report was approved by the Board of Directors of the company, at its session held on
February 25, 2009.
List the directors that voted against or abstained from approving this report.
No
*****

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: March 18th, 2009	By:	/s/ Ramiro Sánchez de Lerín García - Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors